SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2006
_______________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑     Form 20-F     ☐     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes  ☑     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

On December 19, 2006, Jinpan International Limited, a British Virgin Islands corporation (the "Company"), entered into Securities Purchase Agreements (the "Purchase Agreement"), with certain institutional and accredited investors providing for the issuance and sale of 1,350,371 shares (the “Shares”) of the Company’s common stock (the “Common Stock”) for an aggregate purchase price of approximately $25.7 million (the “Purchase Price”). The Company anticipates that the closing of the sale of the Shares will occur on or about December 21, 2006 (the “Closing”). The Company will use the proceeds from the sale of the Shares for (1) capital expenditures, (2) the purchase of the Minority Shareholder’s interest in the Subsidiary (as described below), and (3) general corporate purposes. The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent a registration statement or an applicable exemption from registration requirements. The transactions contemplated by the Purchase Agreements are exempt from the registration requirements of the Securities Act, pursuant to Section 4(2) and Regulation D of the Securities Act. This report shall not constitute an offer to sell, the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The forms of Purchase Agreements are attached hereto as Exhibit 1 and 2.

In connection with the Purchase Agreements, each of the directors and executive officers of the Company agreed to enter into a customary lock-up agreement, dated December 19, 2006 (the “Lock-Up Agreement”), pursuant to which each of the individuals agreed, subject to customary exceptions, not to sell or transfer any shares of the Company's Common Stock held by such individual for 30 days from the date that Securities and Exchange Commission (the “SEC”) has declared effective the registration statement registering the resale of the Shares, pursuant to the Registration Rights Agreements, dated December 19, 2006 (the “Registration Rights Agreement”), entered in connection with the Purchase Agreements. Under the Registration Rights Agreements the Company must file a registration statement on Form F-3 (the “Registration Statement”) registering the resale of the Shares within 30 days after the Closing. The Company must also use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than 90 days after the Closing if the Registration Statement is not subject to a full review by the SEC, or 120 days after the Closing if the Registration Statement is subject to a full review by the SEC. In the event that the Company fails to file and have declared effective the Registration Statement in accordance with these provisions, it shall pay to each holder of the Shares an amount in cash equal to 1% of the Purchase Price attributed to the holder’s Shares, on the date the failure occurs and every 30 days thereafter, until cured subject to a maximum amount of up to 10% of the aggregate Purchase Price of the Shares.The forms of Registration Rights Agreements and the form of Lock-Up Agreement are attached hereto as Exhibits 3, 4 and 5, respectively.

As part of the intended proceeds from the sale of the Shares, the Company entered into a Joint Venture Purchase Agreement, dated December 19, 2006 (the “JV Purchase Agreement”), with Haikou Jinpan Special Transformer Works, a People’s Republic of China corporation registered in Haikou, Hainan Province (the “Minority Shareholder”), to purchase its 15% ownership interest in Hainan Jinpan Electric Company Limited, a sino-foreign cooperative joint venture company and the Company’s main operating subsidiary (the “Subsidiary”), for a purchase price of $11,000,000. Under the JV Purchase Agreement, closing is expected to occur on January 5, 2007. The Company currently owns 85% of the Subsidiary and one-third of the Minority Shareholder is indirectly owned by certain officers and directors of the Company. Following the completion of this transaction the Company will own all of its operating subsidiaries. The form of JV Purchase Agreement is attached hereto as Exhibit 6.

Incorporated herein by reference are the following: forms of Securities Purchase Agreements (Exhibit 1 and 2), forms of Registration Rights Agreements (Exhibits 3 and 4), form of Lock-Up Agreement (Exhibit 5), and form of Joint Venture Purchase Agreement (Exhibit 6). The respective descriptions of the forms of Purchase Agreements, forms of Registration Rights Agreements, form of Lock-Up Agreement, and form of Joint Venture Purchase Agreement contained herein are brief summaries only and are qualified in their entirety by the respective terms of each document incorporated herein by reference. A copy of the press release announcing the private placement is furnished as Exhibit 7 and is also incorporated herein by reference. The information contained in Exhibit 7 will not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By: /s/ Mark Du
Name: Mark Du
Title: Principal Financial Officer
Dated: December 20, 2006

Exhibit No.	Description
1.	Form of Securities Purchase Agreement, dated December 19, 2006, by and among Jinpan International Limited and the buyers identified therein.

2.	Form of Securities Purchase Agreement, dated December 19, 2006, by and among Jinpan International Limited and CD Investment Partners, Ltd.

3.	Form of Registration Rights Agreement, dated December 19, 2006, by and among Jinpan International Limited and the parties identified therein.

4.	Form of Registration Rights Agreement, dated December 19, 2006, by and among Jinpan International Limited and CD Investment Partners, Ltd.

5.	Form of Lock-Up Agreement, dated December 19, 2006, by and among Jinpan International Limited and the parties identified therein.

6.	Form of Joint Venture Purchase Agreement, dated December 19, 2006, by and among Jinpan International Limited and Hainan Jinpan Electric Company Limited.

7.	Press Release dated December 19, 2006.